UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                             VA SOFTWARE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    91819B105
                                 (CUSIP NUMBER)

                                 AUGUST 10, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 12 Pages

CUSIP No. 91819B105                    13G                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Riverview Group, LLC
     11-3485705
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,940,482
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,941,770
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,941,770
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91819B105                    13G                    Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,288
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,288
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,941,770
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN,BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91819B105                    13G                    Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Holding Group, L.P.
     13-3631307
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,941,770
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,941,770
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,941,770
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91819B105                    13G                    Page 5 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,941,770
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,941,770
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,941,770
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91819B105                    13G                    Page 6 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,941,770
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,941,770
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,941,770
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 91819B105                    13G                    Page 7 of 12 Pages

Item 1.

(a)   Name of Issuer

      VA Software Corporation, a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      46939 Bayside Parkway
      Fremont, CA  94538

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Riverview Group, LLC
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millenco, L.P.
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Holding Group, L.P.
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, par value $0.001 per share ("Common Stock")

(e)   CUSIP Number

      91819B105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 91819B105                    13G                    Page 8 of 12 Pages

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 2,940,482 shares of Common Stock owned outright by Riverview Group, LLC, a Delaware limited liability company ("Riverview")and 1,288 shares of Common Stock are held outright by Millenco, L.P., a Delaware limited partnership ("Millenco"), for an aggregate of 2,941,770 shares of Common Stock.

      The managing member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Millennium Holdings"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Holdings and of Millenco and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Holdings, by Riverview, and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Millennium Holdings, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millennium Holdings and of Millenco. As a limited partner, Partners has no investment or voting control over Millennium Holdings or Millenco or their securities positions.

CUSIP No. 91819B105                    13G                    Page 9 of 12 Pages

(b)   Percent of Class

      4.8%.

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            -0-

      (ii)  Shared power to vote or to direct the vote

            2,941,770 shares of Common Stock

      (iii) Sole power to dispose or to direct the disposition of

            -0-

      (iv)  Shared power to dispose or to direct the disposition of

            2,941,770 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 91819B105                    13G                   Page 10 of 12 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 17, 2005, by and among Riverview Group, LLC, Millenco, L.P., Millennium Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 91819B105                    13G                   Page 11 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 17, 2005


RIVERVIEW GROUP, LLC                          MILLENCO, L.P.


By: Millennium Holding Group, L.P.,           By: Millennium Management, L.L.C.
    its managing member                           its general partner


By: Millennium Management, L.L.C.             By: /s/ Terry Feeney
    its general partner                          -------------------------------
                                                 Name:  Terry Feeney
                                                 Title: Chief Operating Officer
By: /s/ Terry Feeney
   -------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM HOLDING GROUP, L.P.                MILLENNIUM MANAGEMENT, L.L.C.


By: Millennium Management, L.L.C.             By: /s/ Terry Feeney
    its general partner                          -------------------------------
                                                 Name:  Terry Feeney
                                                 Title: Chief Operating Officer
By: /s/ Terry Feeney
   -------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


/s/ Israel A. Englander by Simon Lorne
pursuant to Power of Attorney
filed with SEC on June 6, 2005
--------------------------------------
Israel A. Englander

CUSIP No. 91819B105                    13G                   Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of VA Software Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 17, 2005


RIVERVIEW GROUP, LLC                          MILLENCO, L.P.


By: Millennium Holding Group, L.P.,           By: Millennium Management, L.L.C.
    its managing member                           its general partner


By: Millennium Management, L.L.C.             By: /s/ Terry Feeney
    its general partner                          -------------------------------
                                                 Name:  Terry Feeney
                                                 Title: Chief Operating Officer
By: /s/ Terry Feeney
   -------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM HOLDING GROUP, L.P.                MILLENNIUM MANAGEMENT, L.L.C.


By: Millennium Management, L.L.C.             By: /s/ Terry Feeney
    its general partner                          -------------------------------
                                                 Name:  Terry Feeney
                                                 Title: Chief Operating Officer
By: /s/ Terry Feeney
   -------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


/s/ Israel A. Englander by Simon Lorne
pursuant to Power of Attorney
filed with SEC on June 6, 2005
--------------------------------------
Israel A. Englander